CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone: 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free: 1.844.364.1830

www.tanzanianroyalty.com

Tanzanian Royalty Changes Name to Tanzanian Gold Corporation

FOR IMMEDIATE RELEASE

April 11, 2019

TORONTO, ONTARIO-- (April 11, 2019) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE AMERICAN:TRX) (the "Company") announces that its change of name to Tanzanian Gold Corporation, as approved by the shareholders at the 2019 annual meeting held on February 28, 2019 and adjourned to March 21, 2019, will be effected as of the open of trading on Monday, April 22, 2019.

The Company’s common shares will commence trading under the new name on April 22, 2019 on the TSX under the same trading symbol “TNX” and on the NYSE AMERICAN under the same trading symbol “TRX”.

Common share certificates bearing the previous company name “Tanzanian Royalty Exploration Corporation” continue to be valid in the settlement of trades in common shares. There is no consolidation or change in the share capital of the Company.  Shareholders are not required to transfer existing share certificates into the new name.

For more information and updates, please see the Company website at:

www.tanzanianroyalty.com

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair

Executive Chairman

Tanzanian Royalty Exploration Corporation

For further information, please contact Investor Relations:

m.martin@tanzanianroyalty.com

860-248-0999

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward- looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, ,occur or be achieved. Forward-looking statements or information herein include, but are not limited to the completion of the name change.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward- looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the security’s regulatory authorities in Canada and the U.S.